Atlas Financial Holdings, Inc.

150 NW Point Boulevard

Elk Grove Village, IL 60007

May 8, 2014

VIA EDGAR

Christina De Rosa

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, DC 20549

Re:	Atlas Financial Holdings, Inc.
Registration Statement on Form S-3
Filed April 25, 2014, as amended
File No. 333-195495

Dear Ms. De Rosa:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Financial Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on Monday, May 12, 2014, or as soon as practicable thereafter.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Gregory W. Hayes, Esq. of DLA Piper LLP (US), counsel to the Registrant, at (312) 368-2155, or me at (847) 700-8600, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

/s/ Scott Wollney

Scott Wollney

Chief Executive Officer

cc:	Gregory W. Hayes, Esq., DLA Piper LLP (US)